

Mail Stop 4631

October 14, 2016

Via E-mail
Mr. Bob Komin
Chief Financial Officer
Sunrun Inc.
595 Market Street, 29th floor
San Francisco, California 94105

> **Re:** **Sunrun Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed March 11, 2016**
> **Form 10-Q for the Period Ended June 30, 2016**
> **Filed August 11, 2016**
> **Response dated September 29, 2016**
> **File No. 1-37511**

Dear Mr. Komin:

We have reviewed your response letter dated September 29, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Consolidated Statements of Cash Flows, page 75

1. We note your presentation of payments for the costs of solar energy systems, leased and to be leased. Given that approximately 61% of your revenues for the year ended December 31, 2015 and 64% of your revenues for the period ended June 30, 2016 represented solar energy systems and product sales, please tell us how you reflect the costs of solar energy systems sold on your statements of cash flows pursuant to ASC 230.

Please address how you differentiate between whether the costs of the solar energy systems are for systems sold versus leased.

2. With reference to ASC 230, please explain how you present your lease-pass through arrangements on your statements of cash flows. Please specifically address the following in your explanation:
   - Please tell us the total amount of proceeds received from lease-pass through arrangements during each period presented and the amount of these proceeds that were allocated to ITCs;
   - Please tell us how the changes in deferred revenue related to ITCs are reflected on your statements of cash flows; and
   - Please provide us with a rollforward for the deferred revenue balances for ITCs as disclosed on page 81 for each period presented. In your rollforward, please separately show the amount of ITCs recorded into revenue, the additional ITCs recorded related to new lease-pass through arrangements, and any other activity.

Notes to the Financial Statements

Warranty Accrual, page 81

3. We note your response to comment 6 of our letter dated September 8, 2016. Please address the following:
   - Please provide us with the reconciliation of changes in your warranty accrual amounts for each of the three years ended December 31, 2015 as well as the six months ended June 30, 2016.
   - Your proposed disclosures indicate that you accrue warranty costs when revenue is recognized for solar system sales based on the estimated future costs of meeting your warranty obligations. You also note that you make and revise this number based on the number of solar energy systems under warranty. Given this, it still remains unclear why there would not be a more significant increase in your warranty accrual given the 63% increase in revenues in solar energy systems and product sales from 2014 to 2015. Please further advise; and
   - Your response indicates that the warranty liability includes estimated roof repairs related to solar energy systems. Please help us understand why it does not also include replacement costs for supplies, labor costs, and deductibles owed pursuant to the terms of certain original manufacturer's warranties.

Form 10-Q for the Period Ended June 30, 2016

Management's Discussion and Analysis

4. We note your response to comment 11 of our letter dated September 8, 2016. To the extent actual cancellations in a given period either have an actual material impact on your

revenues, income, or liquidity in the current period or are expected to have a material impact on your future revenues, income, or liquidity, please discuss the actual and expected impact in your management's discussion and analysis.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction